1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

December 30, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 850 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me, Brenden P. Carroll and Antonio G. Fraone of Dechert LLP during a recent telephonic discussion on December 23, 2021 with respect to a correspondence filing made on behalf of the Registrant on December 21, 2021 (the “Prior Correspondence”), which pertained to Post-Effective Amendment No. 850 to the Registrant’s registration statement, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2021. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: In connection with the Fund’s response to Comment 3 in the Prior Correspondence, please add disclosure noting that the Investment Adviser may periodically review portfolio holdings against the Fund’s ESG criteria.

Response: The Fund has added the following disclosure to its “Investment Management Approach – Principal Investment Strategies” section:

The Investment Adviser may periodically review portfolio holdings against the Fund’s ESG criteria.

2.

Comment: In the “Goldman Sachs U.S. Equity ESG Fund –Summary – Principal Strategy” section, the Fund indicates that it “invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in a diversified portfolio of equity investments in U.S. issuers that the Investment Adviser believes adhere to the Fund’s environmental, social and governance (“ESG”) criteria.” However, under the Fund’s “Investment Management Approach – Principal Investment Strategies” section, the phrase “(measured at the time of purchase)” is omitted from the Fund’s 80% investment policy. Please reconcile this disclosure.

Response: The Registrant notes that, similar to other funds in the Goldman Sachs Fund Complex, the phrase “(measured at the time of purchase)” is included in the definition of “Net Assets” and therefore the Item 9 strategy disclosure reflects that the Fund’s 80% investment policy is measured at the time of purchase. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

3.

Comment: In connection with the Fund’s response to Comment 5 in the Prior Correspondence, the following risk disclosure was added: “When assessing whether an issuer meets the Fund’s ESG criteria and conducting an ESG analysis of an issuer, the Investment Adviser generally will rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data. ESG information from third-party data providers may be incomplete, inaccurate or unavailable and may vary significantly from one third-party data provider to another, which may adversely impact the investment process.” Please consider revising this disclosure to convey that the third-party data used by the Investment Adviser is objective data and not subjective information and/or analysis (e.g., ESG scores).

Response: As disclosed in the Fund’s principal strategy, the Fund uses revenue thresholds and categorical exclusions when determining whether an issuer satisfies the Fund’s ESG criteria. One or more third-party vendor(s) provide company revenue percentages for companies with certain types of business activities (e.g., the estimated revenue that a company derives from tobacco). Currently, the Fund generally uses that data and applies its ESG criteria (i.e., the proprietary revenue thresholds and categorical exclusions) to determine whether investments in companies satisfy the Fund’s 80% investment policy. However, once the Investment Adviser determines that an issuer meets the Fund’s ESG criteria, the Investment Adviser then conducts a supplemental analysis of individual companies’ corporate governance factors and a range of environmental and social factors that may vary by sector, as disclosed in the Fund’s prospectus. The Investment Adviser’s supplemental analysis may utilize a variety of ESG-related information from one or more third-party vendor(s), including more objective data as well as more subjective information and/or analysis. For these reasons, the Registrant respectfully declines to make any changes in response to this comment.

4.

Comment: In connection with the Fund’s response to Comment 6 in the Prior Correspondence, the Fund updated its Item 9 principal investment strategy to disclose that it may invest in Special Purpose Acquisition Companies (“SPACs”). Please supplementally explain the specific types of SPAC investments that the Fund may make and how the Fund will review such an investment to confirm it will meet the Fund’s ESG criteria.

Response: The Fund generally expects to invest in SPACs as part of an initial public offering or in secondary market transactions prior to the consummation of any acquisition or merger. At the time of these investments, the SPACs generally have not identified acquisition or merger targets. Upon consummation of any acquisition or merger and after relevant and necessary information becomes available, the Investment Adviser will determine whether the post-acquisition/merger company satisfies the Fund’s ESG criteria using the same methodology that is used for other companies. As disclosed in the Fund’s prospectus, the Fund may invest up to 20% of its Net Assets in investments that may not adhere to the Fund’s ESG criteria.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP